Mail Stop 3651

September 27, 2006

Via Fax and U.S. Mail

George R. Chapdelaine
CEO, President and Director
Boston Restaurant Associates, Inc.
Stonehill Corporate Center
999 Broadway, Suite 400
Saugus, MA 01906

RE: Boston Restaurant Associates, Inc.
Amendment no. 1 to Schedule 13E-3 filed on September 12, 2006
File No. 005-49225

Boston Restaurant Associates, Inc.
Amendment no. 1 to Schedule 14A filed on September 13, 2006
File No. 001-13320

Dear Mr. Chapdelaine:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. We note your response to prior comment 1 of our letter dated July 24, 2006, where you state that "at the time of the Lipton Purchases the Dolphin Parties assert that none of the Dolphin Parties viewed it as furthering, facilitating or being

a part of any Rule 13e-3 transaction, but rather as a discrete investment." The fact that the Dolphin parties had an outstanding offer to purchase all of the company's outstanding capital stock during a time contemporaneous with the Lipton purchase makes it appear that the Lipton purchase was a transaction reasonably likely to facilitate a going private transaction with the Dolphin parties. In particular, we note that the Lipton purchase gave Dolphin control of the company, Dolphin was interested in acquiring the outstanding shares of the company and that Dolphin established conditions under which Dolphin would not approve third party offers, such as stating that it would not be willing to sell its shares in a third party transaction unless the sale price was "significantly higher" than the Dolphin offer. Accordingly, it appears likely that the purchase of the Lipton stock was effected as a part, or in furtherance, of a series of transactions that, taken together, had "a reasonable likelihood or a purpose of producing" the effects listed in Rule 13e-3(a)(3)(ii) and thus constituted the first step in the going private transaction. Please advise.

2. We note your response to prior comment 3; however, Dolphin Advisors, LLC, Dolphin Management, Inc. and Dolphin Offshore do not appear as filing persons on the cover page. Please revise to identify these parties on the cover page and as signatories to the Schedule 13E-3, or advise.

Item 3. Identity and Background of the Filing Persons

3. Please revise to identify all of the filing persons and provide all of the information required by Item 1003 of Regulation M-A.

Item 9. Reports, Opinions, Appraisals and Negotiations

4. We note your response to prior comment 26; however, the presentation by BB&T Capital Markets does not appear as an exhibit to Schedule 13E-3. Also, we could not locate Exhibits (c)(1)-(4) that you reference. Furthermore, it does not appear to be filed with Exhibit C to the proxy statement. We note, however, that discussion materials dated March 16, 2006 were filed as correspondence. Please file any written materials as exhibits and revise your references as appropriate.

Preliminary Proxy Statement
General

Parent, page 3

5. We note your response to prior comment 12. Please consider revising your disclosure here or in another appropriate section to describe the affiliation between Parent, Dolphin Offshore and Dolphin Management Inc.

Continuing Equity Interest, page 4

6. We note your response to prior comment 15 and reissue in part. We note that your letter to shareholders still implies that Contributing Stockholders may currently elect to exchange their securities for securities of the surviving entity. Please revise throughout the document as appropriate.

Fairness of the Merger, page 4

7. We note your response to prior comment 17 and reissue. Item 1014 of Regulation M-A requires each filing person and affiliate to opine as to the fairness of the transaction to the unaffiliated shareholders. Therefore, a fairness determination of each filing person should not encompass the interests of Dolphin Offshore, Peter Salas or other filing persons. We also note that your disclosure on page 19 defines the scope of the fairness determination differently from the disclosure under this subheading. Please revise as appropriate.

Special Factors, page 11

Reasons for the Special Committee's Determination of Fairness of the Merger and Recommended Approval of the Merger, page 15

8. We note your response to prior comment 34; however, we are unable to locate any discussion by BB&T of historical stock prices. Please explain the basis for the reference to historical stock prices or advise.

9. We note your response to prior comment 35; however, the second bullet point on page 15 does not explain how each of the factors listed impacted the special committee's fairness determination. We note, however, that some factors regarding your prospects if you remained publicly owned are discussed below.

10. We note the reference to "potentially positive factors considered by the special committee" on page 17. Please clarify why the special committee considered these factors to be "potentially positive." If there was uncertainty as to whether the factors were positive, please expand your disclosure to explain.

11. Please expand your disclosure to discuss in greater detail why the special committee did not consider liquidation value. In addition, please expand your disclosure to discuss going concern value in reasonable detail. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

Fairness of the Merger to Stockholders Other than the Continuing Stockholders, page 19

12. We note your response to prior comment 31. Please revise your heading to reflect that the discussion that follows also addresses fairness of the merger to stockholders other than affiliates of Parent.

13. We note your response to prior comment 36. Please revise your discussion to clarify that you have not retained an unaffiliated represented to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. Refer to Item 1014(d) of Regulation M-A.

Determination of the Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas, page 19

14. Please revise the disclosure to discuss in reasonable detail each of the factors that were considered and why each of the identified material factors supports the filing person's determination that the Rule 13e-3 transaction is fair to the unaffiliated stockholders. Include quantification where appropriate. Refer to Item 1014(b) of Regulation M-A. Several of the bullet points lack sufficient detail and are inappropriately conclusory. In addition, please revise your disclosure to separately address procedural and substantive fairness of the transaction to unaffiliated stockholders.

15. We note your response to prior comment 37 as relates to prior comment 33. We could not locate disclosure regarding net book value, going concern value and liquidation value in this section. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail, including quantification where appropriate. Revise the fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. Please revise or advise.

16. We note your response to prior comment 34. The third bullet point on page 20 indicates that the filing persons did rely on the conclusions of the special committee. Please expand your disclosure to clarify that filing persons are expressly adopting the analysis and conclusion of the special committee.

17. We note your disclosure on page 23 in response to prior comment 39. Please revise to clarify what you mean by the "referenced statement."

Opinion of Financial Advisor to the Special Committee, page 23

18. We note your response to prior comment 42. Please include the previously requested disclosure. In addition, please revise your disclosure to clarify that the financial projections you provided were limited to the fiscal year ending on April 30, 2006 and that you did not prepare or provide projections for periods after April 30, 2006. Please revise throughout for consistency. For instance, we note your second full paragraph on page 31 that BB&T Capital Markets used in its analysis various projections of future performance prepared by your management.

Purpose and Structure of the Merger, page 32

19. We note your response to prior comment 46; however, each filing person must state the reasons for the structure of the transaction and why each filing person has chosen to undertake this transaction at this point in time as opposed to other times in your operating history. Please revise. Refer to Item 1013(c) of Regulation M-A.

20. Similarly, we note your response to prior comment 47. Please expand your disclosure to discuss the alternatives considered by each filing person and explain why such alternatives were rejected. Refer to Item 1013(b) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 59

21. We note that you have added Mr. Salas to your table in response to prior comment 53. Please revise your footnotes to explain how you have determined that Mr. Salas beneficially owns 54.4% of your common stock. Refer to Instruction 5 to Item 403 of Regulation S-K.

Closing

Please amend the Schedule 13E-3 and preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Rolaine Bancroft at (202) 551-3313 with any questions or you may reach me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: David D. Gamell, Esq.
     Brown Rudnick
     via facsimile: (617)856-8201